Trading                                Highlights:
Statement
                                       o   Consolidated net sales
                                           EUR 10.8 billion
Fourth Quarter
2005                                   o   Consolidated net sales,
                                           excluding the impact of
                                           currency and week 53 of
                                           2004, increased by 0.6%



     Amsterdam, The Netherlands, January 12, 2006 - Ahold today announced consolidated net sales (excluding VAT) of EUR 10.8 billion for the fourth quarter (Q4) of 2005.

     Net sales, excluding the impact of currency and week 53 of 2004, increased by 0.6% in Q4 2005.

     Ahold's 2004 fiscal year consisted of 53 weeks due to its use of a 364-day calendar (13 four-week periods per year) that requires an extra week in certain years. For comparison purposes in this press release fiscal year 2004 and Q4 2004 have been adjusted to a 52-week and 12-week calendar respectively by excluding week 53, except for the table on page two. Additional information on the exclusion of week 53 of 2004 can be found on page five.

     The figures presented in this trading statement include net sales accounted for in accordance with International Financial Reporting Standards ("IFRS"), which is Ahold's primary GAAP. Under IFRS, net sales figures are adjusted to exclude discontinued operations. The impact from the adoption of IFRS is discussed under "Adoption of IFRS" on page four.

     The net sales figures presented in this press release are preliminary and unaudited.



     Ahold Press Office: +31 (0)20 509 5343

[Graphic omitted] Ahold                                                 2006002

     www.ahold.com

Net sales per segment



------------------------------------------------------------------------------------------------------------------------------------
in millions

All segments (in Euros)                    Q4 2005      Q4 2004(1)                    FY 2005(1)   FY 2004(1)
                                         (12 weeks)    (13 weeks)     % change        (52 weeks)   (53 weeks)          % change

Stop & Shop/Giant-Landover Arena             3,232         3,121           3.6%         13,164       12,949               1.7%
Giant-Carlisle/Tops Arena                    1,194         1,288          (7.3%)         4,989        5,209              (4.2%)
Albert Heijn Arena                           1,599         1,630          (1.9%)         6,586        6,418               2.6%
Central Europe Arena(2)                        510           502           1.6%          1,762        1,683               4.7%
Schuitema                                      746           806          (7.4%)         3,131        3,181              (1.6%)
------------------------------------     -------------------------------------------------------------------------------------------
Total retail                                 7,281         7,347          (0.9%)        29,632       29,440               0.7%


U.S. Foodservice                             3,565         3,448           3.4%         14,878       15,170              (1.9%)


Ahold Group                                 10,846        10,795           0.5%         44,510       44,610              (0.2%)
------------------------------------     -------------------------------------------------------------------------------------------


Unconsolidated JVs and associates(2)         2,540         2,622          (3.1%)         9,461        9,686              (2.3%)


Average U.S. dollar exchange rate
(EUR per U.S. dollar)                       0.8420        0.7692           9.5%         0.8051       0.8050               0.0%


------------------------------------------------------------------------------------------------------------------------------------
US segments (in US Dollars)

Stop & Shop/Giant-Landover Arena             3,838         4,058          (5.4%)        16,349       16,105               1.5%
Giant-Carlisle/Tops Arena                    1,419         1,672         (15.1%)         6,201        6,480              (4.3%)
U.S. Foodservice                             4,234         4,483          (5.6%)        18,476       18,847              (2.0%)
------------------------------------------------------------------------------------------------------------------------------------


1 Comparative 2004 figures have been adjusted to exclude discontinued operations in accordance IFRS. In addition, for Ahold's Unconsolidated JVs and associates the full year 2005 figure has also been adjusted to exclude discontinued operations in accordance with IFRS.
2. Fiscal quarter and fiscal year for Central Europe Arena and the Unconsolidated JVs are equal to a calendar quarter and year, see page 5 for additional information.



Stop & Shop/Giant-Landover Arena

   Q4 2005
   o Net sales in the Arena increased by 2.3% to USD 3.8 billion, excluding week 53 of 2004.
   o Identical sales at Stop & Shop increased by 0.5%. Identical sales, excluding net sales of gasoline, increased by 0.1%, primarily resulting from strong sales during the holiday season.
   o Identical sales at Giant-Landover decreased by 1.0%. Strong sales during the holiday season had a positive impact.
   o Comparable sales at Stop & Shop increased by 1.8% while at Giant-Landover they decreased by 0.4%.

   FY 2005
   o Net sales in the Arena increased by 3.5% to USD 16.3 billion, excluding week 53 of 2004. Identical sales at Stop & Shop increased by 0.2% while at Giant-Landover they decreased by 3.0%. Comparable sales at Stop & Shop increased by 0.8% while at Giant-Landover they decreased by 2.4%.

Giant-Carlisle/Tops Arena

   Q4 2005
   o Net sales in the Arena decreased by 8.1% to USD 1.4 billion, excluding week 53 of 2004. Excluding week 53 and the divested convenience stores, net sales decreased by 3.2%.
   o Identical sales at Giant-Carlisle increased by 2.9%. Excluding net sales of gasoline, they increased by 2.4%, primarily due to strong sales during the holiday season.
   o Identical sales at Tops decreased by 8.3%. Excluding net sales of gasoline, they decreased by 8.7%, primarily due to weak sales in the northeast Ohio region.
   o Comparable sales at Giant-Carlisle increased by 5.1% while at Tops they decreased by 7.5%.

   FY 2005
   o Net sales in the Arena increased by 0.5% to USD 6.0 billion, excluding week 53 of 2004 and the divested convenience stores. Identical sales at Giant-Carlisle increased by 3.6% while at Tops they decreased by 4.7%. Comparable sales at Giant-Carlisle increased by 5.1% while at Tops they decreased by 3.9%.

Albert Heijn Arena

   Q4 2005
   o Net sales in the Arena increased by 6.1% to EUR 1.6 billion, excluding week 53 of 2004.
   o Net sales at Albert Heijn increased by 6.5% to EUR 1.4 billion, excluding week 53 of 2004.
   o Identical sales at Albert Heijn increased by 5.0%, mainly driven by the repositioning program and strong sales during the holiday season.

   FY 2005
   o Net sales in the Arena increased by 4.6% to EUR 6.6 billion, excluding week 53 of 2004. At Albert Heijn, net sales increased by 5.1% to EUR 6.0 billion, excluding week 53 of 2004, while identical sales increased by 4.2%.

Central Europe Arena

   Q4 2005
   o Net sales in the Arena increased by 1.6% to EUR 510 million. Net sales, excluding currency impact, the impact of the divested Polish hypermarkets and the acquired Julius Meinl stores, decreased by 0.6%.
   o Identical sales in the Arena decreased by 8.5%, primarily due to negative publicity in the Czech Republic concerning the quality of certain perishable products that is being addressed.

    FY 2005
   o Net sales in the Arena increased by 4.7% to EUR 1.8 billion. Net sales, excluding currency impact, the impact of the divested Polish hypermarkets and the acquired Julius Meinl stores, increased by 4.4%. Identical sales decreased by 4.9% due to fierce competition and the negative publicity in the Czech Republic.

Schuitema

   Q4 2005
   o  Net sales were flat at EUR 746 million, excluding week 53 of 2004.

   FY 2005
   o  Net sales increased by 0.3% to EUR 3.1 billion, excluding week 53 of 2004.

U.S. Foodservice

   Q4 2005
   o  Net sales increased by 1.0% to USD 4.2 billion, excluding week 53 of 2004.
   o Net sales were negatively impacted by approximately 1% as a result of the decision to exit certain business.

   FY 2005
   o Net sales decreased by 0.4% to USD 18.5 billion, excluding week 53 of 2004. These were negatively impacted by approximately 2% as a result of the decision to exit certain business.

Unconsolidated joint ventures and associates

   Q4 2005
   o Net sales at Ahold's unconsolidated joint ventures and associates decreased by 3.1% to EUR 2.5 billion.
   o Net sales at ICA decreased by 0.2% to SEK 19.5 billion. Net sales, excluding the impact of the deconsolidation of the joint venture in the Baltics, increased by 4.9%.
   o Net sales grew strongly at ICA Sweden driven by increased volumes following the price reduction program launched in March 2005. In Norway, net sales decreased due to a reduction in the number of stores, strong competition and a store conversion program.

   FY 2005
   o Net sales at Ahold's unconsolidated joint ventures and associates decreased by 2.3% to EUR 9.5 billion. Net sales at ICA decreased by 2.1% to SEK 72.0 billion. Net sales, excluding the impact of the deconsolidation of the joint venture in the Baltics and the divestment of the Danish operations, increased by 4.0%.

NOTES:
--------------------------------------------------------------------------------


Adoption of IFRS

The net sales presented in this trading statement (including comparative figures Q4 and fiscal year 2004) have been adjusted to exclude discontinued operations in accordance with IFRS. Under Dutch GAAP, the results from operations that qualify as discontinued operations were included in continuing operations in the statement of operations until the date the operations were sold. Under IFRS, the results from operations that qualify as discontinued operations are presented separately from continuing operations in the statement of operations. As required under IFRS, the prior year net sales figures included as comparatives in this trading statement have been adjusted to exclude net sales from discontinued operations. The following is a reconciliation between reported net sales in Q4 and fiscal year 2004 under Dutch GAAP and comparative net sales under IFRS for the same periods:


in EUR millions
                                                      Q4 2004     FY 2004

Net sales under Dutch GAAP as previously reported      12,353      52,000
Presentation differences:
- Net sales from discontinued operations               (1,566)     (7,420)
- Other *                                                   8          30
--------------------------------------------------------------------------------
Net sales as reported under IFRS                       10,795      44,610

* Primarily relates to a change in the classification of the amortization charges of capitalized commercial expenses and net sales of Schuitema stores that were held temporarily and that were not consolidated under Dutch GAAP at Schuitema. Comparative net sales presented for Q4 and fiscal year 2004 for Ahold's unconsolidated joint venture ICA are also impacted by the consolidation under IFRS of temporarily held stores.


All operations qualifying as discontinued operations under IFRS were divested before the end of Q3 2005. Net sales from discontinued operations for the fiscal year 2005, which have been excluded from consolidated net sales under IFRS, amounted to EUR 916 million.

The following operations qualified as discontinued operations under IFRS at year-end 2005:

Bompreco and Hipercard               divested in Q1 2004
Thailand                             divested in Q1 2004
Spain                                divested in Q4 2004
Disco**                              divested in Q4 2004
BI-LO and Bruno's                    divested in Q1 2005
G. Barbosa                           divested in Q1 2005
Deli XL                              divested in Q3 2005
CARHCO***                            divested in Q3 2005

** Ownership of approximately 85% of the outstanding shares in Disco has been transferred; Ahold intends to transfer the remaining Disco shares as soon as legally possible.

*** Ahold indirectly owned a 33 1/3% stake in CARHCO, which it accounted for by the equity method. CARHCO was not consolidated and consequently the qualification as discontinued operation in Q3 2005 did not have an impact on Ahold's consolidated net sales.

Definitions
o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
o Comparable sales: identical sales plus net sales from replacement stores in local currency.
o Currency impact: the impact of using different exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to understand this currency impact.

NOTES:
--------------------------------------------------------------------------------


Non-GAAP financial measures
In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

This press release includes the following non-GAAP financial measures:
(1)  Net sales excluding currency impact.
(2) Net sales excluding the impact of divestitures. Management believes that by excluding divestitures, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.
(3) Net sales excluding the impact of a deconsolidated joint venture and a divestiture. Management believes that by excluding the impact of a deconsolidated joint venture and a divestiture, this measure provides a better insight into the operating performance of the entity.
(4) Identical sales, excluding net sales of gasoline. Because gasoline prices have recently experienced a higher rate of inflation than food prices, Ahold's management believes that by excluding net sales of gasoline, this measure provides a better insight into the recent positive effect of net sales of gasoline on Ahold's identical sales.
(5) Net sales excluding week 53, 2004. Management believes that excluding net sales during week 53 of 2004 allows for better comparisons to prior periods.


Q4 2005 reporting
Ahold's fiscal year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31 of each calendar year, with each subsequent fiscal year beginning on the following Monday. Fiscal year 2004 consisted of 53 weeks as a result of which Q4 2004 consisted of 13 weeks, while fiscal year 2005 consisted of 52 weeks as a result of which Q4 2005 consisted of 12 weeks. Consolidated net sales in Q4 and for the full-year 2004 were positively affected by the inclusion of the additional week compared to the comparable periods of 2005. This is not applicable for Ahold's operations in Central Europe and the unconsolidated joint ventures. The fiscal quarter and fiscal year for these entities corresponds to the calendar quarter and year, respectively.






Disclaimer

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the intended transfer of the remaining approximately 15% of the Disco shares and the measures being taken to address the negative publicity in the Czech Republic regarding the quality of certain perishable products. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the effect of the measures being taken to address certain negative publicity in the Czech Republic, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, actions of courts, law enforcement agencies, government agencies and other third parties, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."